ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kenned
E-MAIL: mkennedy@askdlaw.com

04012754

OUR FILE NUMBER: MK/6329

SUPPL

SEC MAIL PROCESSING RECEIVED FEB 10 2004 WASH, D.C. 181 SECTION

February 6, 2004

VIA COURIER

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: NQL Drilling Tools Inc. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's initial submission of November 5, 2003:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since November 5, 2003 (date of initial submission) pursuant to the laws of Canada:		
a. news releases	immediately	Issuer
i. January 30 2004		
ii. January 27, 2004		
iii. January 22, 2004		
iv. January 9, 2004		
v. November 26, 2003		

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

dlw 2/11

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)		WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
b.	unaudited interim financial statements for the period ended September 30, 2003 together with Management Discussion and Analysis: i. September 30, 2003	within 60 days from the day to which it is made up	Issuer
c.	material change reports (date indicated is date of material change to which report relates) i. January 27 and 30, 2004	within 10 days of the material change	Issuer

2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:

    a. the same information as referred to in items 1.a and 1.b above

3. Materials which the Issuer has distributed or is required to distribute to its security holders:

    a. the same information as referred to in item 1.b above

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per: Raymond Ong
legal assistant
for Michael Kennedy

MK/ro

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Announces Closing of Debt Refinancing and Further Ope
Restructuring

NISKU, AB, Jan. 30 /CNW/ - NQL Drilling Tools Inc. reports the closing of its previously announced $55 million (Canadian equivalent) debt refinancing with HSBC Bank Canada and HSBC Bank USA. Utilizing the proceeds of its new HSBC facility, the Company has retired approximately $40 million of pre-existing senior indebtedness and a $6 million short-term liquidity note with CanFund VE Investors II, L.P. The remaining $9 million of the facility is available for general corporate purposes. The Company expects to realize significant interest and administrative cost savings related to this initiative.

NQL also announces further operational initiatives including a restructuring of its Barbados office, and the closure of its Bolivian downhole tools division. The Company continues to operate a manufacturing facility in Bolivia however; the elimination of the downhole tools group in this country has resulted in a rationalization of costs and personnel. The Bolivian manufacturing facility provides third party machining services to customers in South America as well as in-house support for the Company's downhole tools division on a worldwide basis. In conjunction with its ongoing operational review, NQL is currently evaluating opportunities to capitalize on the synergies that exist between its Bolivian and North American manufacturing capabilities.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: Dean Livingstone, President and Chief Executive Officer, (780) 955-8828, dean.livingstone(at)nql.com, Kevin Nugent, Senior VP Finance, Chief Financial Officer and Corporate Secretary, (780) 955-8828, kevin.nugent(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 30-JAN-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Announces Disposition of Non-Core Assets

NISKU, AB, Jan. 27 /CNW/ - NQL Drilling Tools Inc. ("NQL or the "Company") announces that it has signed an agreement to sell the assets of its wholly owned subsidiary, Ackerman International Corp., effective December 31, 2003 for cash proceeds of US$1,425,000. Through Ackerman, NQL has been involved in the marketing and distribution of new and used drilling equipment. NQL has undertaken a strategic review of all of its operations and determined that the Ackerman operations are no longer core to the Company. NQL expects to record a pre-tax loss of approximately US$2.9 million in its fourth quarter 2003 financial records as a result of this transaction. Closing is expected in the next 14 days.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: Dean Livingstone, President and Chief Executive Officer, (780) 955-8828, dean.livingstone(at)nql.com, Kevin Nugent, Senior VP Finance, Chief Financial Officer and Corporate Secretary, (780) 955-8828, kevin.nugent(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 27-JAN-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Announces Organizational Restructuring

NISKU, AB Jan. 22 /CNW/ - NQL Drilling Tools Inc. announces that it has undertaken several organizational changes. To better capitalize on its sales and operational infrastructure, and to take advantage of the Company's ability to provide multiple product offerings to its customers, NQL has combined its Tools and Bit divisions to create one business unit under the leadership of Mr. Bob Iversen. The Company believes that these changes provide an enhanced ability to offer customers performance drilling systems (a downhole mud motor paired with a fit-for-purpose bit) and increased mud motor and bit sales through the existing domestic and international sales force.

Mr. Iversen, who was CEO of Diamond Products International prior to its purchase by NQL and who has over 25 years experience in this industry segment, has been appointed Senior Vice President, Tools and Bit Division. The Company's fishing segment continues to be lead by Mr. Karl Beagrie who has been appointed Senior Vice President, Fishing Division. Mr. Beagrie is responsible for the Company's successful fishing operations and casing exit systems on a worldwide basis.

The Company has also merged four of its five subsidiaries in Canada and renamed the resulting entity NQL Energy Services Canada Ltd. This combination is expected to result in significant tax and administrative savings while further assisting the Company in cross-selling its various product lines. At its next annual and general meeting, the Company intends to seek the approval of its shareholders to change the name of the publicly traded parent company to NQL Energy Services Inc. The Company expects to benefit from similar consolidation in the United States and its international operations.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: Dean Livingstone, President and Chief Executive Officer, (780) 955-8828, dean.livingstone(at)nql.com, kevin.nugent(at)nql.com, Kevin Nugent, Senior VP Finance, Chief Financial Officer and Corporate Secretary, (780) 955-8828;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 22-JAN-04

News release via Canada NewsWire, Calgary 403-269-7605

Exemption # 82-2052
Rule 12g3-2(b)
Securities Exchange Act of 1934
NQL Drilling Tools Inc.

Attention Business Editors:
NQL Announces Next Steps in Ongoing Restructuring

NISKU, AB, Jan. 9 /CNW/ - NQL Drilling Tools Inc. announces that it has signed a commitment letter with HSBC Bank Canada and HSBC Bank USA for the provision of a $55 million (Canadian equivalent) lending facility. This facility will be utilized to retire all of the Company's existing senior debt including approximately $39 million with the Company's current bankers and a $6 million short-term liquidity note provided by CanFund VE Investors II, L.P. The remainder of the facility will be available to meet the ongoing working capital requirements of the Company. The Company and HSBC are presently completing formal documentation and satisfying conditions precedent with the intention to fund as soon as possible.

The HSBC facility, which is available in a combination of Canadian and US funds, is comprised of a $20 million operating line of credit, a $25 million three year term facility and a $10 million short-term note to be repaid over 18 months. As previously announced, the Company is currently investigating options to dispose of certain assets, including the sale and leaseback of certain real estate. These asset disposals are expected to generate the proceeds required to repay the $10 million 18-month note. The Company anticipates future announcements related to these actions.

The Company also announces that it has undertaken a general reduction in fixed costs including a reduction in staffing levels. These reductions will result in severance obligations of approximately $1.3 million that will be recorded in the Company's fourth quarter results. Further provisions with respect to the ongoing restructuring of the Company may also be recorded in the fourth quarter.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

%SEDAR: 00003534E

/For further information: Dean Livingstone, President and CEO, (780) 955-8828, dean.livingstone(at)nql.com, Kevin Nugent, VP Finance and CFO, (780) 955-8828, kevin.nugent(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 09-JAN-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. announces third quarter and year-t
for the period ended September 30, 2003

Symbol: NQL.A - TSX

NISKU, AB, Nov. 26 /CNW/ -

MESSAGE TO SHAREHOLDERS

Strategic Restructuring Overview

The third quarter of 2003 was characterized by a combination of negatives and positives. On the negative side, the Company continued to experience a serious liquidity crisis in the quarter as a result of its inability to repay certain bridge financing incurred with the acquisition of Diamond Products International on August 29, 2002. As a result, a restructuring of the Board, management and the financial affairs of the Company was implemented to ensure the ongoing viability of NQL.

On the positive side, arrangements were put in place to raise $47 million of new equity and $10 million of short-term financing to deal with the liquidity crisis. With the completion of these transactions, the Company stabilized its financial position and returned the focus of the Board and management to operations with a goal of returning NQL to sustained profitability. To that end, the Company has taken the following steps to date:

- The establishment of clear divisional reporting lines and the decentralization of management to ensure a field level focus as opposed to a head office focus;

- The appointment of a Chief Financial Officer with experience in the restructuring of financially troubled situations;

- The restructuring of compensation arrangements to be based upon profitability measures as opposed to revenue based criteria;

- The issuance of meaningful stock option allotments to key personnel to ensure an alignment of management and shareholder interests;

- The initiation of a process to revamp financial systems to provide more timely and meaningful data;

- The completion of an internal review of the financial records of the Company to ensure these records reflected the changing circumstances of NQL and the industry. As a result, several charges were required during the third quarter which are discussed in more detail later in this report; and

- The completion of operating budgets for the remainder of 2003 and for 2004 for use in the further analysis of the Company's operations.

Although the Board and management are pleased with the progress made in recent months, this work has only laid the foundation for future initiatives including:

- A detailed review of each product line and geographic operating segment to identify non-core or non-performing assets or businesses. This review is expected to be well advanced prior to year end and any further impact to the Company's financial statements recorded during

the fourth quarter;

- A full review of NQL's operations to reduce costs;

- The replacement of NQL's existing lenders to provide for long-term financial stability. Discussions with replacement lenders are proceeding and management is hopeful that an announcement can be made in the near term; and

- Simplification of the Company from a legal structure perspective to simplify operations, reduce costs and optimize tax arrangements.

Third Quarter Operations Review

Operating activities during the third quarter reflected a variety of influences. The Company's Fishing division operated at high levels as the Canadian rig count began to rise however, the Bits division continued to be negatively impacted by competitive pressures, a slow deep water drilling market in the Gulf of Mexico, and reduced activity in key international locations such as Nigeria and Venezuela. A relatively flat rental market, offset by strong equipment sales, resulted in higher revenue during the quarter for NQL's flagship Tools division.

Overall, revenue increased 55 percent year over year due in part to a significant downhole motor sale into Vietnam and the sale of EM guidance systems to a customer in the United States. The motor sale into Vietnam is the latest in a series of sales into that market while the EM sale into the United States is an important step forward as the Company works to gain a stronger market share for this technology. Revenue was also positively impacted by a full quarter of revenue from DPI, the acquisition of which was completed on August 29, 2002.

Increased revenue was the primary driver to improved EBITDA that rose from $2.9 million in the third quarter of 2002 to $8.1 million in 2003 (excluding the third quarter Specific Charges - see details in Management's Discussion and Analysis).

Management's Discussion and Analysis ("MD&A")

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

During the third quarter management determined that a change in the methodology to determine reporting segments was necessary to mirror changes made in the organizational and internal reporting structures of the Company. As a result, the MD&A now focuses on these revised segments.

Third Quarter and Year-to-Date Charges

A comprehensive review of NQL's financial records was conducted during the third quarter with the intended purpose of identifying issues which have arose as a result of: a) changes in circumstances; b) changes in the strategic focus of the Company; or c) the passage of time. As a result of this review, $5.8 million of negative charges were recorded during the third quarter. In addition, to help shareholders understand the cost of the Company's recent financial difficulties, management has identified the additional interest charges and professional fees imposed upon NQL by its lenders. Finally, management recorded the costs associated with the settlement of certain employment contract issues during the third quarter. The following table is a summary of the aforementioned items charged to the third quarter that are explained in more detail below. Within this report, the items below are identified as the "Specific Charges". With the exception of the costs

associated with the Company's financial difficulties, and certain other minor amounts, all of the Specific Charges relate to the Company's Tools division.

<<

Slow moving and obsolete inventory	$1.5
Advances to third party foreign downhole tool company	0.8
Doubtful international accounts receivable	0.7
Doubtful accounts receivable in the United States	0.7
Various deferred costs	0.5
Various miscellaneous assets	0.3
Doubtful accounts receivable in Canada	0.1
Other charges	1.2
Subtotal	5.8
Costs associated with the Company's financial difficulties	2.5
Employment contract settlements	0.5
Total Specific Charges to the Third Quarter	$8.8

The impact of the Specific Charges on the Company's third quarter and year-to-date financial results is summarized in the table below. Given the number and magnitude of the Specific Charges, management believes the table below will assist shareholders in better understanding the Management's Discussion and Analysis section of this report. Management has also prepared this information for internal use to better understand the cost structure and profitability of its various operations excluding the Specific Charges. The table below is not a substitute for the consolidated financial statements included in this report that have been prepared in accordance with generally accepted accounting principles ("GAAP"). The following table has no standardized meaning under GAAP and may not provide information that is comparable to other companies. Management does not represent that the Specific Charges are non-recurring, infrequent or unusual in nature. There is also no representation that the Specific Charges have not previously been incurred over the past two years or will not be incurred again during the next two years. Differences between the Specific Charges recorded in the third quarter and the total amount for the nine months ended September 30, 2003 primarily relate to write-downs in the carrying value of goodwill and deferred charges recorded in the second quarter, the settlement of an employment contract in the second quarter, and costs associated with the financial difficulties of the Company incurred during the first half of the year.

	For the 3 Months Ended 09/30/03		
(Thousands of Canadian Dollars) (except share and per share data) (Unaudited)	As Reported (1) (a)	Specific Charges (2) (b)	(a) - (b)
Revenue	$ 36,173	$ 145	$ 36,318
Direct expenses	20,951	(1,748)	19,203
Gross margin	15,222	1,893	17,115
G&A	12,402	(3,343)	9,059

EBITDA (3)	2,820	5,236	8,056
Amortization	4,569	(774)	3,795
Divisional (loss) income	(1,749)	6,010	4,261
Interest	3,042	(1,728)	1,314
Other expenses	1,314	(1,028)	286
Foreign exchange loss	695	-	695
	5,051	(2,756)	2,295
Income (loss) before income taxes	(6,800)	8,766	1,966
Income tax (recovery) expense	(2,425)	2,935	510
Net (loss) income	$ (4,375)	$ 5,831	$ 1,456
(Loss) earnings per share - (basic)	$ (0.15)	$ 0.20	$ 0.05
Weighted average common shares outstanding	29,975,351	29,975,351	29,975,351

(Thousands of Canadian Dollars) (except share and per share data) (Unaudited)	Year to Date Ended 09/30/03 As Reported (1) (a)	Specific Charges (2) (b)	(a) - (b)
Revenue	$ 93,126	$ 145	$ 93,271
Direct expenses	52,624	(1,748)	50,876
Gross margin	40,502	1,893	42,395
G&A	33,555	(5,179)	28,376
EBITDA (3)	6,947	7,072	14,019
Amortization	14,315	(2,974)	11,341
Divisional (loss) income	(7,368)	10,046	2,678
Interest	7,889	(2,844)	5,045
Other expenses	1,314	(1,028)	286
Foreign exchange loss	1,682	-	1,682
Goodwill impairment	36,049	(36,049)	-
	46,934	(39,921)	7,013

Income (loss) before income taxes	(54,302)	49,967	(4,335)
Income tax (recovery) expense	(6,584)	4,944	(1,640)
Net (loss) income	$ (47,718)	$ 45,023	$ (2,695)
(Loss) earnings per share - (basic)	$ (1.68)	$ 1.59	$ (0.09)
Weighted average common shares outstanding	28,366,333	28,366,333	28,366,333

(1) as reported and in accordance with GAAP
(2) as shown above and described more fully in the accompanying MD&A
(3) earnings before interest, income taxes, amortization, other expenses, foreign exchange loss and goodwill impairment. The Company considers EBITDA to be a useful financial measure of the Company's cash flows. EBITDA is also a financial measure commonly used by the financial community.

Revenue

Revenue increased 55 percent during the third quarter of 2003 when compared to the same period in 2002 primarily as a result of motor sales into Vietnam ($2.8 million), EM sales in the United States ($2.8 million), a full quarter of revenue from DPI as opposed to only one month in the prior year and improved performance from the Company's Fishing division. In addition to the third quarter motor and EM sales referenced above, nine-month revenue increased year-over-year mainly due to the DPI acquisition, and stronger activity levels in the Company's Fishing division.

Direct Expenses

Direct expenses during the three months ended September 30, 2003 increased $7.9 million when compared to the same period in 2002 for a variety of reasons including higher revenue and $1.7 million in third quarter Specific Charges. These charges primarily relate to $1.5 million in inventory valuation and obsolescence allowances booked during the quarter in conjunction with a comprehensive asset review conducted by management. Overall gross margins for the third quarter were 42 percent in 2003 compared to 44 percent in 2002 however, excluding the impact of the $1.7 million in Specific Charges recorded in 2003, margins improved to 47 percent. The increase in margin is primarily related to a higher overall proportion of Bits division revenue that attracts a higher margin and the downhole motor and EM sales in the quarter that also attracted higher margins. In addition, general improvements in market conditions and higher revenue spread over a fixed cost base also contributed to the higher margins.

Direct expenses as a percentage of revenue remained relatively constant at 57 percent and 56 percent for the comparable nine-month periods ended September 30, 2003 and 2002 respectively. The increase in total direct costs during 2003 is primarily due to higher overall revenue levels.

General and Administrative Expenses

General and administrative expenses for the third quarter of 2003 increased $5.1 million relative to the same period in 2002. This increase is in large part the result of $3.3 million in Specific Charges incurred in the third quarter of 2003 that includes $1.5 million in bad debt provisions. The recording of bad debt provisions was necessitated by changing circumstances related to a large sale of milling equipment into Nigeria, the anticipated impact on certain of the Company's customers in Venezuela due to the current economic crisis in that country, and provisions required on certain amounts due from higher risk customers in the United States. The Company has taken steps to strengthen its credit policies to help prevent this situation from arising in the future. In addition to the bad debt provisions, the Company incurred $0.8 million in consulting and professional fees related to complying with the forbearance agreement negotiated with the Company's lenders and $0.5 million of costs associated with settling certain employment contracts during the quarter.

After accounting for the impact of the Specific Charges described above, third quarter 2003 general and administrative costs increased when compared to 2002 due to a full quarter of costs from the addition of DPI and higher costs in the Fishing division related to higher activity levels and the establishment of fishing operations in the United States.

For the nine month period, general and administrative costs were $14.2 million higher in 2003 than 2002 as a result of the $3.3 million of third quarter Specific Charges described above as well as a further $1.8 million in charges incurred during the second quarter of 2003. The second quarter amounts arose from additional costs related to the Company's financial difficulties, and the settlement of an employment contract. The inclusion of DPI for the full nine-month period added a further $7.0 million in costs to 2003 when compared to the same period in 2002. The remaining increase is due to a variety of factors including higher costs in the Fishing division related to higher activity levels and the establishment of fishing operations in the United States.

Amortization

Amortization expenses for the quarterly period ended September 30, 2003 were $1.0 million higher than the comparable period in 2002 primarily due to $0.8 million in third quarter Specific Charges. The largest of these charges related to $0.5 million in costs from the write-off of various deferred charges which management reevaluated during the third quarter and has determined there has been impairment in value. As related to the nine month periods, amortization increased $3.9 million as a result of $0.8 million in Specific Charges booked in the third quarter as well as $2.2 million recorded in the second quarter to reflect an impairment in certain deferred costs associated with the Company's EM guidance system. Both the three and nine month periods in 2003 were marginally impacted by the DPI acquisition.

Interest Expense

Interest expense increased $1.5 million from the third quarter of 2002 to 2003. Included in the third quarter 2003 results is $1.7 million of additional fees and interest paid to the Company's lenders as a result of the financial difficulties of the Company. Excluding the impact of the Specific Charges associated with the Company's financial difficulties, interest expense declined year-over-year for the third quarter due to interest paid in 2002 associated with tax filings in the United States for which there is no corresponding amount in 2003. This was partially offset by increased interest expense associated with higher average debt balances in 2003 versus 2002.

For the nine months ended September 30, 2003, interest expenses included $2.8 million of extra fees and interest associated with the Company's financial difficulties. Excluding these impacts, interest expense increased

$1.8 million when compared to 2002 and is primarily related to higher average debt levels associated with the purchase of DPI in 2002.

Other Expenses

During the third quarter, NQL recorded $1.3 million in other expenses, the largest component of which related to a $0.8 million write down in advances to a third party foreign entity. These advances had been made in connection with the development of a specialized downhole tool, in exchange for which NQL was to receive a 20 percent ownership interest in the Company. During the third quarter, management determined that changing circumstances related to the ownership of the foreign company and NQL's unwillingness to continue financing the development of the tool resulted in a permanent impairment in the value of these advances. As a result, management determined a write-off of the full amount of these advances was necessary.

Goodwill Impairment

In conjunction with the requirements under CICA Handbook Section 3062, the Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test, the Company determined that a non-cash provision of $36.0 million of goodwill, relating to certain of its businesses, was required that was recorded during the second quarter of 2003. These businesses include Northstar Drilling Systems Inc. ($19.3 million), Diamond Products International, Inc. ($12.7 million) and Ackerman International Corp. ($4.0 million).

The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts.

The circumstances that contributed to a partial impairment of the goodwill arising from the August 29, 2002 acquisition of Diamond Products International, Inc. relate to a slowdown in US deep water drilling, political unrest in Nigeria and Venezuela and enhanced competition.

The circumstances that contributed to an impairment of the goodwill arising from the July 1, 2000 acquisition of Ackerman International Corp. include a slowdown in the utility industry and a general decline in Ackerman's business activity.

Net Income

Overall, the Company posted a net loss of $4.4 million ($0.15/share) during the third quarter of 2003 compared to effectively a break-even quarter in 2002. The primary reason for the loss was the Specific Charges posted during the third quarter as described above. Excluding the impact of these Specific Charges, the Company recorded positive third quarter net income of $1.5 million ($0.05/share). This increase is primarily due to the stronger revenue levels posted in 2003 versus 2002.

For the nine-month period ended September 30, 2003, the Company posted a net loss of $47.7 million ($1.68/share). This loss was primarily driven by $50.0 million in Specific Charges (pre-tax), the largest of which related to goodwill impairment of $36.0 million. After excluding the impacts of these Specific Charges, the Company recorded a net loss of $2.7 million ($0.09/share) that compares favorably to the same period in 2002 during which the Company posted a net loss of $3.3 million ($0.14/share). This positive variance is primarily related to stronger revenue levels in 2003 versus 2002.

The recapitalization of NQL has introduced a significant increase in the number of common shares issued and outstanding which will have an impact on future per share amounts.

Restatement of Comparative Figures

The Consolidated Balance Sheet as at September 30, 2002 and the Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the three months and nine months ended September 30, 2002 have been restated to reflect changes in the areas of foreign currency translation and future income taxes.

Liquidity and Capital Resources

As a result of the financial difficulties of the Company, management took several steps during the third quarter to improve the overall financial position of the Company. These steps include the closing of a $10.0 million liquidity loan with a shareholder of the Company and a private placement issuance of 7.9 million common shares for gross proceeds of $25 million ($23.6 million after costs). Subsequent to the end of the quarter, the Company closed a rights offering for 7.1 million common shares and a further $22.4 million in gross proceeds ($21.7 million after costs). The proceeds of the rights offering were utilized to repay $9.5 million of the Company's bridge loan, $4 million of the $10 million term liquidity loan described above, with the remainder retained for a temporary reduction in the Company's operating line of credit which can be later redrawn for general working capital purposes. Had the closing of the rights offering occurred on September 30, 2003, the following represents a pro forma analysis of the Company's debt:

	September 30, 2003 as reported	Impact of Closing Rights Offering	Pro forma as at September 30, 2003
Bank Indebtedness	$29,198	($8,200)	$20,998
Bridge Loan	13,100	(9,500)	3,600
Long-term debt	28,739	(4,000)	24,739
Total	$71,037	($21,700)	$49,337
Working Capital (Deficit)/Surplus	($9,064)	$21,700	$12,636

As a result of restructuring the Company, management believes that NQL's financial position has been stabilized. At this time, discussions are currently ongoing to replace NQL's existing lenders and provide for debt facilities that are consistent with the future plans of the Company. Although these discussions are going well, there is no guarantee of a satisfactory conclusion. Management is currently working towards a goal of December 31, 2003 to put these new lending arrangements in place.

In connection with a forbearance agreement with the Company's existing lenders, NQL's loan facilities have been extended until June 30, 2004. During the forbearance period, the Company is required to maintain certain financial and other conditions. As related to the financial conditions, the lenders have granted a holiday on the testing of these conditions until December 31, 2003. At this time it is uncertain as to whether the Company will be in compliance with those financial conditions after December 31, 2003. As previously mentioned, it is the intention of the Company to replace the existing lenders prior to this time.

In conjunction with the financial restructuring of the Company, the Board of Directors undertook a review of the compensation arrangements between the Company and its management group. As a result of this review, the Board determined that changes were required to the Company's compensation systems to

more closely link the interests of management with those of NQL's shareholders. To that end, the Company is in the process of changing its compensation systems from a revenue oriented reward system to a profit oriented system. As a part of this review, in early October the Board authorized and issued 2,637,500 stock options to directors, officers and employees of the Company at a strike price of $3.22. Of these amounts, certain options were granted to the Board of Directors in exchange for their agreement to cancel stock appreciation rights previously granted to the Board in connection with the appointment of several new Board members.

At September 30, 2003, the Company had a working capital deficiency of $9.1 million compared to working capital deficiencies of $29.4 million at June 30, 2003 and $17.4 million at December 31, 2002. The reduction in the deficiency during the third quarter is primarily the result of closing the $25.0 million private placement transaction in September. At September 30, 2003, the Company had total operating lines of credit with its Canadian lenders of $29.5 million (maximum facility of $30.0 million) based upon borrowing base calculations on that date. In addition, the Company also had total operating lines at US banks of US$3.4 million and an operating line at a Dutch bank for a maximum of 0.3 million Euros. At September 30, 2003, the Company had drawn $29.2 million on these operating lines of credit. As a result of closing the rights offering in mid-October, the Company was able to apply approximately $8 million of net proceeds against its operating line of credit in Canada as a temporary reduction.

At this time the Company has sufficient availability in its operating lines of credits to meet ongoing obligations however, the availability of these lines is subject to the Company remaining in compliance with the terms of its existing indebtedness.

Contingencies

The Canada Customs and Revenue Agency ("CCRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1996 to 2002. Shortly after the end of the third quarter, and in compliance with requests made by the CCRA, NQL filed extensive documents in support of its transfer pricing methodologies. The Company anticipates this matter will go before Competent Authority, comprised of representatives of the CCRA and the Internal Revenue Service ("IRS") of the United States. Management intends to vigorously defend its position.

Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in these financial statements. Management estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $7 million. Management anticipates that any assessment issued by CCRA, would be partially offset by as much as $2.5 million, by credits in other tax jurisdictions. At December 31, 2002, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately $1.2 million.

Outlook

With the financing steps taken and being taken, the Company believes it has stabilized its financial position allowing management to turn its attention to the operation of the business.

Looking ahead to 2004, Management believes the Company will benefit from robust industry activity in Canada, the continental United States and in many international locations. NQL's Fishing division anticipates continuing to operate at elevated levels during the remainder of 2003 and into 2004. Management is currently addressing competitive pressures related to the products and services offered by the Bits and Tools divisions to ensure these businesses are well positioned to capitalize on the positive industry environment expected in 2004. In addition, management believes that a

significant opportunity exists for NQL to improve its bottom line performance through a more integrated sales effort between the Tools and Bits divisions and a general reduction in costs. Management has already begun the process of implementing these changes.

The Board and management would like to take this opportunity to thank our employees, suppliers and customers for their support while the Company worked through its financial difficulties.

Non-GAAP Measures

In this quarterly report, we have included measures of earnings before goodwill impairment and other charges of an infrequent nature as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2003 compared to the prior year. We believe that conventional measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, including EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

NQL DRILLING TOOLS INC.
Consolidated Balance Sheets

(Thousands of Canadian dollars)	September 30, 2003 (Unaudited)	September 30, 2002 (Unaudited) (restated)	December 31, 2002 (Audited)
ASSETS			
CURRENT ASSETS			
Cash	$ 1,943	$ 2,168	$ 1,688
Accounts receivable	33,451	32,916	35,613
Inventory	38,699	51,906	49,270
Prepaid expenses	928	4,051	2,739
Income taxes recoverable	3,601	---	6,110
Future income taxes	792	---	1,462
	79,414	91,041	96,882
Other assets	1,660	1,289	1,191
Future income taxes	6,741	1,987	3,934
Capital assets	99,990	113,925	114,763
Deferred charges	5,922	10,059	11,005
Goodwill	35,459	77,844	77,803
	$229,186	$296,145	$305,578

LIABILITIES

CURRENT LIABILITIES

Bank indebtedness	$ 29,198	$ 33,915	$ 37,946
Bridge loan	13,100	53,000	34,600
Accounts payable and accrued liabilities	17,662	21,666	19,694
Income taxes payable	2,030	(93)	1,761
Current portion of long-term debt	26,488	8,220	20,325
	88,478	116,708	114,326
Long-term debt	2,251	14,698	2,113
Future income taxes	4,106	8,178	10,584
	94,835	139,584	127,023
SHAREHOLDERS' EQUITY			
Capital stock	159,573	111,729	135,389
(Deficit) retained earnings	(11,809)	38,439	35,909
Cumulative translation adjustments	(13,413)	6,393	7,257
	134,351	156,561	178,555
	$229,186	$296,145	$305,578

NQL DRILLING TOOLS INC.
Consolidated Statements of Operations

(Thousands of Canadian dollars, except share and per share data) (Unaudited)	For the three months ended September 30, 2003	For the three months ended September 30, 2002 (restated)	For the nine months ended September 30, 2003	For the nine months ended September 30, 2002 (restated)
Revenue	$36,173	$23,276	$93,126	$66,424
Direct expenses	20,951	13,064	52,624	36,957
Gross margin	15,222	10,212	40,502	29,467
General and administrative	12,402	7,276	33,555	19,393
Amortization	4,569	3,542	14,315	10,437
	16,971	10,818	47,870	29,830
Loss before undernoted	(1,749)	(606)	(7,368)	(363)
Interest expense	3,042	1,579	7,889	3,257
Other expenses	1,314	---	1,314	---
Foreign exchange loss (gain)	695	(671)	1,682	595

	5,051	908	10,885	3,852
Loss before income taxes and goodwill impairment	(6,800)	(1,514)	(18,253)	(4,215)
Income tax recovery	(2,425)	(1,398)	(6,584)	(868)
Loss before goodwill impairment	(4,375)	(116)	(11,669)	(3,347)
Goodwill impairment	---	---	36,049	---
Net loss	$(4,375)	$(116)	$(47,718)	$(3,347)
Loss per common share				
Basic	$(0.15)	$0.00	$(1.68)	$(0.14)
Diluted	$(0.15)	$0.00	$(1.68)	$(0.14)
Weighted average common shares outstanding	29,975,351	23,994,970	28,366,333	23,808,664

NQL DRILLING TOOLS INC.
Consolidated Statements of (Deficit) Retained Earnings

(Thousands of Canadian dollars) (Unaudited)	For the three months ended September 30, 2003	2002	For the nine months ended September 30, 2003	2002
(Deficit) retained earnings, beginning of period	$(7,434)	$38,555	$35,909	$41,786
Net loss for the period	(4,375)	(116)	(47,718)	(3,347)
(Deficit) retained earnings, end of period	$(11,809)	$38,439	$(11,809)	$38,439

NQL DRILLING TOOLS INC.

Consolidated Statements of Cash Flow

(Thousands of Canadian dollars) (Unaudited)	For the three months ended September 30, 2003	2002 (restated)	For the nine months ended September 30, 2003	2002 (restated)
OPERATING ACTIVITIES				
Net loss	$(4,375)	$(116)	$(47,718)	$(3,347)
Items not affecting cash:				
Amortization	4,569	3,542	14,315	10,437
Amortization of deferred financing costs	---	108	461	108
Future income tax recovery	(3,475)	(531)	(8,100)	(53)
Other expenses	1,314	---	1,314	---
Goodwill impairment	---	---	36,049	---
Cash flow from operations	(1,967)	3,003	(3,679)	7,145
Net change in operating working capital items	(2,362)	1,070	11,082	6,676
Cash (used in) provided by operating activities	(4,329)	4,073	7,403	13,821
FINANCING ACTIVITIES				
Bank Indebtedness	(5,140)	(152)	(8,748)	1,918
Issuance of capital stock	23,583	279	23,670	1,484
Repayment of bridge loan	(21,500)	---	(21,500)	---
Proceeds from long-term debt	11,913	53,450	12,654	55,077
Repayment of long-term debt	(1,239)	(1,353)	(5,416)	(4,358)
Cash provided by financing activities	7,617	52,224	660	54,121
INVESTING ACTIVITIES				
Business acquisitions	---	(50,806)	---	(50,806)
Other assets	(1,342)	(22)	(1,274)	(144)
Deferred charges	(40)	(697)	(302)	(1,417)
Purchase of capital assets	(1,067)	(4,422)	(6,232)	(17,132)
Cash used in investing activities	(2,449)	(55,947)	(7,808)	(69,499)
Increase (decrease) in cash	839	350	255	(1,557)
Cash, beginning of period	1,104	1,818	1,688	3,725

Cash, end of period	$1,943	$2,168	$1,943	$2,168
Supplementary cash flow information				
Interest paid	$3,049	$910	$7,437	$2,412
Income taxes paid (received)	$182	$1,868	$(1,262)	$4,278

Disclosure Regarding Forward - Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

THE COMPANY
NQL Drilling Tools Inc is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

>>
%SEDAR: 00003534E

/For further information: please contact: Dean Livingstone, President and CEO, 1507 - 4th Street, Nisku, Alberta, T9E 7M9, Telephone: (780) 955-8828, Facsimile: (780) 955-3309, e-mail: dean.livingstone(at)nql.com; Kevin Nugent, Vice-President Finance and Chief Financial Officer, 1507 - 4th Street, Nisku, Alberta, T9E 7M9, Telephone: (780) 955-8828, Facsimile: (780) 955-3309, e-mail: kevin.nugent(at)nql.com;

To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:01e 26-NOV-03

MESSAGE TO SHAREHOLDERS

Strategic Restructuring Overview

The third quarter of 2003 was characterized by a combination of negatives and positives. On the negative side, the Company continued to experience a serious liquidity crisis in the quarter as a result of its inability to repay certain bridge financing incurred with the acquisition of Diamond Products International on August 29, 2002. As a result, a restructuring of the Board, management and the financial affairs of the Company was implemented to ensure the ongoing viability of NQL.

On the positive side, arrangements were put in place to raise $47 million of new equity and $10 million of short-term financing to deal with the liquidity crisis. With the completion of these transactions, the Company stabilized its financial position and returned the focus of the Board and management to operations with a goal of returning NQL to sustained profitability. To that end, the Company has taken the following steps to date:

- The establishment of clear divisional reporting lines and the decentralization of management to ensure a field level focus as opposed to a head office focus;
- The appointment of a Chief Financial Officer with experience in the restructuring of financially troubled situations;
- The restructuring of compensation arrangements to be based upon profitability measures as opposed to revenue based criteria;
- The issuance of meaningful stock option allotments to key personnel to ensure an alignment of management and shareholder interests;
- The initiation of a process to revamp financial systems to provide more timely and meaningful data;
- The completion of an internal review of the financial records of the Company to ensure these records reflected the changing circumstances of NQL and the industry. As a result, several charges were required during the third quarter which are discussed in more detail later in this report; and
- The completion of operating budgets for the remainder of 2003 and for 2004 for use in the further analysis of the Company's operations.

Although the Board and management are pleased with the progress made in recent months, this work has only laid the foundation for future initiatives including:

- A detailed review of each product line and geographic operating segment to identify non-core or non-performing assets or businesses. This review is expected to be well advanced prior to year end and any further impact to the Company's financial statements recorded during the fourth quarter;
- A full review of NQL's operations to reduce costs;
- The replacement of NQL's existing lenders to provide for long-term financial stability. Discussions with replacement lenders are proceeding and management is hopeful that an announcement can be made in the near term; and
- Simplification of the Company from a legal structure perspective to simplify operations, reduce costs and optimize tax arrangements.

Third Quarter Operations Review

Operating activities during the third quarter reflected a variety of influences. The Company's Fishing division operated at high levels as the Canadian rig count began to rise however, the Bits division continued to be negatively impacted by competitive pressures, a slow deep water drilling market in the Gulf of Mexico, and reduced activity in key international locations such as Nigeria and Venezuela. A relatively flat rental market, offset by strong equipment sales, resulted in higher revenue during the quarter for NQL's flagship Tools division.

Overall, revenue increased 55 percent year over year due in part to a significant downhole motor sale into Vietnam and the sale of EM guidance systems to a customer in the United States. The motor sale into Vietnam is the latest in a series of sales into that market while the EM sale into the United States is an important step forward as the Company works to gain a stronger market share for this technology. Revenue was also positively impacted by a full quarter of revenue from DPI, the acquisition of which was completed on August 29, 2002.

Increased revenue was the primary driver to improved EBITDA that rose from $2.9 million in the third quarter of 2002 to $8.1 million in 2003 (excluding the third quarter Specific Charges – see details in Management's Discussion and Analysis).

Management's Discussion and Analysis ("MD&A")

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

During the third quarter management determined that a change in the methodology to determine reporting segments was necessary to mirror changes made in the organizational and internal reporting structures of the Company. As a result, the MD&A now focuses on these revised segments.

Third Quarter and Year-to-Date Charges

A comprehensive review of NQL's financial records was conducted during the third quarter with the intended purpose of identifying issues which have arose as a result of: a) changes in circumstances; b) changes in the strategic focus of the Company; or c) the passage of time. As a result of this review, $5.8 million of negative charges were recorded during the third quarter. In addition, to help shareholders understand the cost of the Company's recent financial difficulties, management has identified the additional interest charges and professional fees imposed upon NQL by its lenders. Finally, management recorded the costs associated with the settlement of certain employment contract issues during the third quarter. The following table is a summary of the aforementioned items charged to the third quarter that are explained in more detail below. Within this report, the items below are identified as the "Specific Charges". With the exception of the costs associated with the Company's financial difficulties, and certain other minor amounts, all of the Specific Charges relate to the Company's Tools division.

Slow moving and obsolete inventory	$1.5	
Advances to third party foreign downhole tool company	0.8	
Doubtful international accounts receivable	0.7	
Doubtful accounts receivable in the United States	0.7	
Various deferred costs	0.5	
Various miscellaneous assets	0.3	
Doubtful accounts receivable in Canada	0.1	
Other charges	1.2	
Subtotal	5.8	
Costs associated with the Company's financial difficulties		2.5
Employment contract settlements	0.5	
Total Specific Charges to the Third Quarter	$8.8	

The impact of the Specific Charges on the Company's third quarter and year-to-date financial results is summarized in the table below. Given the number and magnitude of the Specific Charges, management believes the table below will assist shareholders in better understanding the Management's Discussion and Analysis section of this report. Management has also prepared this information for internal use to better understand the cost structure and profitability of its various operations excluding the Specific Charges. The table below is not a substitute for the consolidated financial statements included in this report that have been prepared in accordance with generally accepted accounting principles ("GAAP"). The following table has no standardized meaning under GAAP and may not provide information that is comparable to other companies. Management does not represent that the Specific Charges are non-recurring, infrequent or unusual in nature. There is also no representation that the Specific Charges have not previously been incurred over the past two years or will not be incurred again during the next two years. Differences between the Specific Charges recorded in the third quarter and the total amount for the nine months ended September 30, 2003 primarily relate to write-downs in the carrying value of goodwill and deferred charges recorded in the second quarter, the settlement of an employment contract in the second quarter, and costs associated with the financial difficulties of the Company incurred during the first half of the year.

For the 3 Months Ended 09/30/03			*(Thousands of Canadian Dollars) (except share and per share data) (Unaudited)*	Year to Date Ended 09/30/03		
As Reported (1) (a)	Specific Charges (2) (b)	(a) - (b)		As Reported (1) (a)	Specific Charges (2) (b)	(a) - (b)
$ 36,173	$ 145	$ 36,318	Revenue	$ 93,126	$ 145	$ 93,271
20,951	(1,748)	19,203	Direct expenses	52,624	(1,748)	50,876
15,222	1,893	17,115	Gross margin	40,502	1,893	42,395
12,402	(3,343)	9,059	G&A	33,555	(5,179)	28,376
2,820	5,236	8,056	EBITDA (3)	6,947	7,072	14,019
4,569	(774)	3,795	Amortization	14,315	(2,974)	11,341
(1,749)	6,010	4,261	Divisional (loss) income	(7,368)	10,046	2,678
3,042	(1,728)	1,314	Interest	7,889	(2,844)	5,045
1,314	(1,028)	286	Other expenses	1,314	(1,028)	286
695	-	695	Foreign exchange loss	1,682	-	1,682
-	-	-	Goodwill impairment	36,049	(36,049)	-
5,051	(2,756)	2,295		46,934	(39,921)	7,013
(6,800)	8,766	1,966	Income (loss) before income taxes	(54,302)	49,967	(4,335)
(2,425)	2,935	510	Income tax (recovery) expense	(6,584)	4,944	(1,640)
$ (4,375)	$ 5,831	$ 1,456	Net (loss) income	$ (47,718)	$ 45,023	$ (2,695)
$ (0.15)	$ 0.20	$ 0.05	(Loss) earnings per share - (basic)	$ (1.68)	$ 1.59	$ (0.09)
29,975,351	29,975,351	29,975,351	Weighted average common shares outstanding	28,366,333	28,366,333	28,366,333

(1) as reported and in accordance with GAAP

(2) as shown above and described more fully in the accompaning MD&A

(3) earnings before interest, income taxes, amortization, other expenses, foreign exchange loss and goodwill impairment. The Company considers EBITDA to be a useful financial measure of the Company's cash flows. EBITDA is also a financial measure commonly used by the financial community.

Revenue

Revenue increased 55 percent during the third quarter of 2003 when compared to the same period in 2002 primarily as a result of motor sales into Vietnam ($2.8 million), EM sales in the United States ($2.8 million), a full quarter of revenue from DPI as opposed to only one month in the prior year and improved performance from the Company's Fishing division. In addition to the third quarter motor and EM sales referenced above, nine-month revenue increased year-over-year mainly due to the DPI acquisition, and stronger activity levels in the Company's Fishing division.

Direct Expenses

Direct expenses during the three months ended September 30, 2003 increased $7.9 million when compared to the same period in 2002 for a variety of reasons including higher revenue and $1.7 million in third quarter Specific Charges. These charges primarily relate to $1.5 million in inventory valuation and obsolescence allowances booked during the quarter in conjunction with a comprehensive asset review conducted by management. Overall gross margins for the third quarter were 42 percent in 2003 compared to 44 percent in 2002 however, excluding the impact of the $1.7 million in Specific Charges recorded in 2003, margins improved to 47 percent. The increase in margin is primarily related to a higher overall proportion of Bits division revenue that attracts a higher margin and the downhole motor and EM sales in the quarter that also attracted higher margins. In addition, general improvements in market conditions and higher revenue spread over a fixed cost base also contributed to the higher margins.

Direct expenses as a percentage of revenue remained relatively constant at 57 percent and 56 percent for the comparable nine-month periods ended September 30, 2003 and 2002 respectively. The increase in total direct costs during 2003 is primarily due to higher overall revenue levels.

General and Administrative Expenses

General and administrative expenses for the third quarter of 2003 increased $5.1 million relative to the same period in 2002. This increase is in large part the result of $3.3 million in Specific Charges incurred in the third quarter of 2003 that includes $1.5 million in bad debt provisions. The recording of bad debt provisions was necessitated by changing circumstances related to a large sale of milling equipment into Nigeria, the anticipated impact on certain of the Company's customers in Venezuela due to the current economic crisis in that country, and provisions required on certain amounts due from higher risk customers in the United States. The Company has taken steps to strengthen its credit policies to help prevent this situation from arising in the future. In addition to the bad debt provisions, the Company incurred $0.8 million in consulting and professional fees related to complying with the forbearance agreement negotiated with the Company's lenders and $0.5 million of costs associated with settling certain employment contracts during the quarter.

After accounting for the impact of the Specific Charges described above, third quarter 2003 general and administrative costs increased when compared to 2002 due to a full quarter of costs from the addition of DPI and higher costs in the Fishing division related to higher activity levels and the establishment of fishing operations in the United States.

For the nine month period, general and administrative costs were $14.2 million higher in 2003 than 2002 as a result of the $3.3 million of third quarter Specific Charges described above as well as a further $1.8 million in charges incurred during the second quarter of 2003. The second quarter amounts arose from additional costs related to the Company's financial difficulties, and the settlement of an employment contract. The inclusion of DPI for the full nine-month period added a further $7.0 million in costs to 2003 when compared to the same period in 2002. The remaining increase is due to a variety of factors including higher costs in the Fishing division related to higher activity levels and the establishment of fishing operations in the United States.

Amortization

Amortization expenses for the quarterly period ended September 30, 2003 were $1.0 million higher than the comparable period in 2002 primarily due to $0.8 million in third quarter Specific Charges. The largest of these charges related to $0.5 million in costs from the write-off of various deferred charges which management reevaluated during the third quarter and has determined there has been impairment in value. As related to the nine month periods, amortization increased $3.9 million as a result of $0.8 million in Specific Charges booked in the third quarter as well as $2.2 million recorded in the second quarter to reflect an impairment in certain deferred costs associated with the Company's EM guidance system. Both the three and nine month periods in 2003 were marginally impacted by the DPI acquisition.

Interest Expense

Interest expense increased $1.5 million from the third quarter of 2002 to 2003. Included in the third quarter 2003 results is $1.7 million of additional fees and interest paid to the Company's lenders as a result of the financial difficulties of the Company. Excluding the impact of the Specific Charges associated with the Company's financial difficulties, interest expense declined year-over-year for the third quarter due to interest paid in 2002 associated with tax filings in the United States for which there is no corresponding amount in 2003. This was partially offset by increased interest expense associated with higher average debt balances in 2003 versus 2002.

For the nine months ended September 30, 2003, interest expenses included $2.8 million of extra fees and interest associated with the Company's financial difficulties. Excluding these impacts, interest expense increased $1.8 million when compared to 2002 and is primarily related to higher average debt levels associated with the purchase of DPI in 2002.

Other Expenses

During the third quarter, NQL recorded $1.3 million in other expenses, the largest component of which related to a $0.8 million write down in advances to a third party foreign entity. These advances had been made in connection with the development of a specialized downhole tool, in exchange for which NQL was to receive a 20 percent ownership interest in the Company. During the third quarter, management determined that changing circumstances related to the ownership of the foreign company and NQL's unwillingness to continue financing the development of the tool resulted in a permanent impairment in the value of these advances. As a result, management determined a write-off of the full amount of these advances was necessary.

Goodwill Impairment

In conjunction with the requirements under CICA Handbook Section 3062, the Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test, the Company determined that a non-cash provision of $36.0 million of goodwill, relating to certain of its businesses, was required that was recorded during the second quarter of 2003. These businesses include Northstar Drilling Systems Inc. ($19.3 million), Diamond Products International, Inc. ($12.7 million) and Ackerman International Corp. ($4.0 million).

The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts.

The circumstances that contributed to a partial impairment of the goodwill arising from the August 29, 2002 acquisition of Diamond Products International, Inc. relate to a slowdown in US deep water drilling, political unrest in Nigeria and Venezuela and enhanced competition.

The circumstances that contributed to an impairment of the goodwill arising from the July 1, 2000 acquisition of Ackerman International Corp. include a slowdown in the utility industry and a general decline in Ackerman's business activity.

Net Income

Overall, the Company posted a net loss of $4.4 million ($0.15/share) during the third quarter of 2003 compared to effectively a break-even quarter in 2002. The primary reason for the loss was the Specific Charges posted during the third quarter as described above. Excluding the impact of these Specific Charges, the Company recorded positive third quarter net income of $1.5 million ($0.05/share). This increase is primarily due to the stronger revenue levels posted in 2003 versus 2002.

For the nine-month period ended September 30, 2003, the Company posted a net loss of $47.7 million ($1.68/share). This loss was primarily driven by $50.0 million in Specific Charges (pre-tax), the largest of which related to goodwill impairment of $36.0 million. After excluding the impacts of these Specific Charges, the Company recorded a net loss of $2.7 million ($0.09/share) that compares favorably to the same period in 2002 during which the Company posted a net loss of $3.3 million ($0.14/share). This positive variance is primarily related to stronger revenue levels in 2003 versus 2002.

The recapitalization of NQL has introduced a significant increase in the number of common shares issued and outstanding which will have an impact on future per share amounts.

Restatement of Comparative Figures

The Consolidated Balance Sheet as at September 30, 2002 and the Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the three months and nine months ended September 30, 2002 have been restated to reflect changes in the areas of foreign currency translation and future income taxes.

Liquidity and Capital Resources

As a result of the financial difficulties of the Company, management took several steps during the third quarter to improve the overall financial position of the Company. These steps include the closing of a $10.0 million liquidity loan with a shareholder of the Company and a private placement issuance of 7.9 million common shares for gross proceeds of $25 million ($23.6 million after costs). Subsequent to the end of the quarter, the Company closed a rights offering for 7.1 million common shares and a further $22.4 million in gross proceeds ($21.7 million after costs). The proceeds of the rights offering were utilized to repay $9.5 million of the Company's bridge loan, $4 million of the $10 million term liquidity loan described above, with the remainder retained for a temporary reduction in the Company's operating line of credit which can be later redrawn for general working capital purposes.

Had the closing of the rights offering occurred on September 30, 2003, the following represents a pro forma analysis of the Company's debt:

	September 30, 2003 as reported	Impact of Closing Rights Offering	Pro forma as at September 30, 2003
Bank Indebtedness	$29,198	($8,200)	$20,998
Bridge Loan	13,100	(9,500)	3,600
Long-term debt	28,739	(4,000)	24,739
Total	$71,037	($21,700)	$49,337
Working Capital (Deficit)/Surplus	($9,064)	$21,700	$12,636

As a result of restructuring the Company, management believes that NQL's financial position has been stabilized. At this time, discussions are currently ongoing to replace NQL's existing lenders and provide for debt facilities that are consistent with the future plans of the Company. Although these discussions are going well, there is no guarantee of a satisfactory conclusion. Management is currently working towards a goal of December 31, 2003 to put these new lending arrangements in place.

In connection with a forbearance agreement with the Company's existing lenders, NQL's loan facilities have been extended until June 30, 2004. During the forbearance period, the Company is required to maintain certain financial and other conditions. As related to the financial conditions, the lenders have granted a holiday on the testing of these conditions until December 31, 2003. At this time it is uncertain as to whether the Company will be in compliance with those financial conditions after December 31, 2003. As previously mentioned, it is the intention of the Company to replace the existing lenders prior to this time.

In conjunction with the financial restructuring of the Company, the Board of Directors undertook a review of the compensation arrangements between the Company and its management group. As a result of this review, the Board determined that changes were required to the Company's compensation systems to more closely link the interests of management with those of NQL's shareholders. To that end, the Company is in the process of changing its compensation systems from a revenue oriented reward system to a profit oriented system. As a part of this review, in early October the Board authorized and issued 2,637,500 stock options to directors, officers and employees of the Company at a strike price of $3.22. Of these amounts, certain options were granted to the Board of Directors in exchange for their agreement to cancel stock appreciation rights previously granted to the Board in connection with the appointment of several new Board members.

At September 30, 2003, the Company had a working capital deficiency of $9.1 million compared to working capital deficiencies of $29.4 million at June 30, 2003 and $17.4 million at December 31, 2002. The reduction in the deficiency during the third quarter is primarily the result of closing the $25.0 million private placement transaction in September. At September 30, 2003, the Company had total operating lines of credit with its Canadian lenders of $29.5 million (maximum facility of $30.0 million) based upon borrowing base calculations on that date. In addition, the Company also had total operating lines at US banks of US$3.4 million and an operating line at a Dutch bank for a maximum of 0.3 million Euros. At September 30, 2003, the Company had drawn $29.2 million on these operating lines of credit. As a result of closing the rights offering in mid-October, the Company was able to apply approximately $8 million of net proceeds against its operating line of credit in Canada as a temporary reduction.

At this time the Company has sufficient availability in its operating lines of credits to meet ongoing obligations however, the availability of these lines is subject to the Company remaining in compliance with the terms of its existing indebtedness.

Contingencies

The Canada Customs and Revenue Agency ("CCRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1996 to 2002. Shortly after the end of the third quarter, and in compliance with requests made by the CCRA, NQL filed extensive documents in support of its transfer pricing methodologies. The Company anticipates this matter will go before Competent Authority, comprised of representatives of the CCRA and the Internal Revenue Service ("IRS") of the United States. Management intends to vigorously defend its position.

Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in these financial statements. Management estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $7 million. Management anticipates that any assessment issued by CCRA, would be partially offset by as much as $2.5 million, by credits in other tax jurisdictions. At December 31, 2002, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately $1.2 million.

Outlook

With the financing steps taken and being taken, the Company believes it has stabilized its financial position allowing management to turn its attention to the operation of the business.

Looking ahead to 2004, Management believes the Company will benefit from robust industry activity in Canada, the continental United States and in many international locations. NQL's Fishing division anticipates continuing to operate at elevated levels during the remainder of 2003 and into 2004. Management is currently addressing competitive pressures related to the products and services offered by the Bits and Tools divisions to ensure these businesses are well positioned to capitalize on the positive industry environment expected in 2004. In addition, management believes that a significant opportunity exists for NQL to improve its bottom line performance through a more integrated sales effort between the Tools and Bits divisions and a general reduction in costs. Management has already begun the process of implementing these changes.

The Board and management would like to take this opportunity to thank our employees, suppliers and customers for their support while the Company worked through its financial difficulties.

Non-GAAP Measures

In this quarterly report, we have included measures of earnings before goodwill impairment and other charges of an infrequent nature as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2003 compared to the prior year. We believe that conventional measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, including EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

NQL DRILLING TOOLS INC.

Consolidated Balance Sheets

(Thousands of Canadian dollars)	September 30, 2003 (Unaudited)	September 30, 2002 (Unaudited) (restated – see note 15)	December 31, 2002 (Audited)
ASSETS			
CURRENT ASSETS			
Cash	$1,943	$2,168	$1,688
Accounts receivable	33,451	32,916	35,613
Inventory	38,699	51,906	49,270
Prepaid expenses	928	4,051	2,739
Income taxes recoverable	3,601	---	6,110
Future income taxes	792	---	1,462
	79,414	91,041	96,882
Other assets (note 5)	1,660	1,289	1,191
Future income taxes	6,741	1,987	3,934
Capital assets	99,990	113,925	114,763
Deferred charges (note 6)	5,922	10,059	11,005
Goodwill (note 7)	35,459	77,844	77,803
	$229,186	$296,145	$305,578
LIABILITIES			
CURRENT LIABILITIES			
Bank indebtedness	$29,198	$33,915	$37,946
Bridge loan	13,100	53,000	34,600
Accounts payable and accrued liabilities	17,662	21,666	19,694
Income taxes payable	2,030	(93)	1,761
Current portion of long-term debt	26,488	8,220	20,325
	88,478	116,708	114,326
Long-term debt	2,251	14,698	2,113
Future income taxes	4,106	8,178	10,584
	94,835	139,584	127,023
Contingencies (note 14)			
SHAREHOLDERS' EQUITY			
Capital stock (note 8)	159,573	111,729	135,389
(Deficit) retained earnings	(11,809)	38,439	35,909
Cumulative translation adjustments (note 9)	(13,413)	6,393	7,257
	134,351	156,561	178,555
	$229,186	$296,145	$305,578

NQL DRILLING TOOLS INC.

Consolidated Statements of Operations

(Thousands of Canadian dollars, except share and per share data) (Unaudited)	For the three months ended September 30, 2003	2002 (restated – see note 15)	For the nine months ended September 30, 2003	2002 (restated – see note 15)
Revenue	$36,173	$23,276	$93,126	$66,424
Direct expenses	20,951	13,064	52,624	36,957
Gross margin	15,222	10,212	40,502	29,467
General and administrative	12,402	7,276	33,555	19,393
Amortization (note 6)	4,569	3,542	14,315	10,437
	16,971	10,818	47,870	29,830
Loss before undernoted	(1,749)	(606)	(7,368)	(363)
Interest expense	3,042	1,579	7,889	3,257
Other expenses (note 10)	1,314	---	1,314	---
Foreign exchange loss (gain)	695	(671)	1,682	595
	5,051	908	10,885	3,852
Loss before income taxes and goodwill impairment	(6,800)	(1,514)	(18,253)	(4,215)
Income tax recovery (note 11)	(2,425)	(1,398)	(6,584)	(868)
Loss before goodwill impairment	(4,375)	(116)	(11,669)	(3,347)
Goodwill impairment (note 7)	---	---	36,049	---
Net loss	$(4,375)	$(116)	$(47,718)	$(3,347)
Loss per common share				
Basic	$(0.15)	$0.00	$(1.68)	$(0.14)
Diluted	$(0.15)	$0.00	$(1.68)	$(0.14)
Weighted average common shares outstanding	29,975,351	23,994,970	28,366,333	23,808,664

NQL DRILLING TOOLS INC.

Consolidated Statements of (Deficit) Retained Earnings

(Thousands of Canadian dollars) (Unaudited)	For the three months ended September 30, 2003	2002	For the nine months ended September 30, 2003	2002
(Deficit) retained earnings, beginning of period	$(7,434)	$38,555	$35,909	$41,786
Net loss for the period	(4,375)	(116)	(47,718)	(3,347)
(Deficit) retained earnings, end of period	$(11,809)	$38,439	$(11,809)	$38,439

NQL DRILLING TOOLS INC.

Consolidated Statements of Cash Flow

(Thousands of Canadian Dollars) (Unaudited)	For the three months ended September 30, 2003	For the three months ended September 30, 2002 (restated – see note 15)	For the nine months ended September 30, 2003	For the nine months ended September 30, 2002 (restated – see note 15)
OPERATING ACTIVITIES				
Net loss	$ (4,375)	$ (116)	$ (47,718)	$ (3,347)
Items not affecting cash:				
Amortization	4,569	3,542	14,315	10,437
Amortization of deferred financing costs	---	108	461	108
Future income tax recovery (note 11)	(3,475)	(531)	(8,100)	(53)
Other expenses (note 10)	1,314	---	1,314	---
Goodwill impairment (note 7)	---	---	36,049	---
Cash flow from operations	(1,967)	3,003	(3,679)	7,145
Net change in operating working capital items	(2,362)	1,070	11,082	6,676
Cash (used in) provided by operating activities	(4,329)	4,073	7,403	13,821
FINANCING ACTIVITIES				
Bank Indebtedness	(5,140)	(152)	(8,748)	1,918
Issuance of capital stock	23,583	279	23,670	1,484
Repayment of bridge loan	(21,500)	---	(21,500)	---
Proceeds from long-term debt	11,913	53,450	12,654	55,077
Repayment of long-term debt	(1,239)	(1,353)	(5,416)	(4,358)
Cash provided by financing activities	7,617	52,224	660	54,121
INVESTING ACTIVITIES				
Business acquisitions (note 4)	---	(50,806)	---	(50,806)
Other assets	(1,342)	(22)	(1,274)	(144)
Deferred charges	(40)	(697)	(302)	(1,417)
Purchase of capital assets	(1,067)	(4,422)	(6,232)	(17,132)
Cash used in investing activities	(2,449)	(55,947)	(7,808)	(69,499)
Increase (decrease) in cash	839	350	255	(1,557)
Cash, beginning of period	1,104	1,818	1,688	3,725
Cash, end of period	$ 1,943	$ 2,168	$1,943	$ 2,168
Supplementary cash flow information				
Interest paid	$ 3,049	$ 910	$ 7,437	$ 2,412
Income taxes paid (received)	$ 182	$ 1,868	$ (1,262)	$ 4,278

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

1. Basis of Presentation

These interim consolidated financial statements of NQL Drilling Tools Inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These consolidated financial statements follow the same accounting policies and methods as the December 31, 2002 consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto for the year ended December 31, 2002.

2. Continuation of the Business

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has experienced adverse conditions and events which cast doubt upon the validity of this assumption. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net loss, and the balance sheet classifications used. Management believes the financings described below will enable the Company to carry on as a going concern.

As at September 30, 2003, the Company had a $9.1 million working capital deficiency (December 31, 2002 – working capital deficiency of $17.4 million). This deficiency arose primarily from a $13.1 million bridge loan (repayable – March 31, 2004), a $10 million bridge note (repayable – March 31, 2004), and $13.0 million of term debt (repayable – June 30, 2004).

The Company has taken several steps to improve its liquidity and working capital position and restore its financial stability including the following:

The Company completed a $10.0 million Bridge Note Financing ("Bridge Note") from CanFund VE Investors II, L.P. ("CanFund"), which was funded on July 31, 2003. The proceeds from the Bridge Note were used for working capital purposes, including payment of trade creditors. This indebtedness is evidenced by a $10 million promissory note in favour of CanFund. The Bridge Note bears interest during the first 90 days at 12% per annum and thereafter at 24% per annum. The Bridge Note is secured by a second charge on the assets of the Company and certain of its subsidiaries as well as guarantees from certain subsidiaries. All amounts are due and payable on March 31, 2004, other than $4 million, which was paid on October 17, 2003 from the funds received from the Rights Offering (discussed below). The Company paid a commitment fee of $0.3 million on July 31, 2003 to CanFund in connection with the borrowing under the Bridge Note.

On September 2, 2003, the Company completed a private placement of 7,936,600 common shares at a subscription price of $3.15 to Lime Rock Partners II, L.P. ("Lime Rock") and CanFund. The net proceeds of approximately $23.5 million were used to repay $21.5 million of the Bridge Loan with the remaining $2 million used for working capital purposes (see note 8).

On October 17, 2003, the Company completed a Rights Offering at an exercise price of $3.15 per share, resulting in the issuance of 7,100,141 common shares. The net proceeds of approximately $21.7 million were used to repay $9.5 million of the Bridge Loan, to repay $4 million of the CanFund Bridge Note with the remaining funds used for working capital purposes.

Effective June 30, 2003, the Company entered into a loan extension agreement with its Canadian senior bank lenders. Under the terms of this agreement, the lenders have agreed to extend the Company's credit facilities to June 30, 2004, provided that certain conditions are satisfied. All amounts owing under the Company's Credit Facilities to its Canadian senior bank lenders are now due and payable on June 30, 2004, with the exception of the Bridge Loan, which is due on March 31, 2004. Pursuant to the loan extension agreement, there are certain conditions, which may require earlier repayment. Subject to the terms of the agreement, all amounts owing under the credit facilities bear interest at prime plus 4.25%. Under the terms of its previous loan agreement, the Company was in violation of certain financial covenants as at June 30, 2003. At September 30, 2003, the Company was not in violation of any financial covenants.

The Company's continued existence is dependent upon its ability to restore and maintain profitable operations.

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

3. Guarantees

Effective for the period ended March 31, 2003, the Company adopted the new CICA Accounting Guideline 14, Disclosure of Guarantees, which recommends companies disclose the nature, amount and terms of obligations under guarantee. At September 30, 2003, the Company has determined that as a result of implementing the new accounting guideline no additional disclosure is required to these consolidated financial statements.

4. Business acquisitions

On August 29, 2002, the Company acquired all the outstanding shares of Houston, Texas based Diamond Products International Inc. ("DPI"), a leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business.

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The fair value ascribed to net assets acquired is set out below.

Current assets (including $74 of cash)	$18,124
Capital assets	4,099
Deferred charges	5,685
Current liabilities	(6,001)
Bank indebtedness	(2,472)
Long-term debt	(3,083)
Future income taxes	(2,983)
Total net assets acquired	13,369
Goodwill	39,478
Total assets	**$52,847**
Purchase price	
Common shares and warrants	$ 1,967
Cash (including $1,316 of transaction costs)	50,880
	$52,847

The total cost of the purchase was $52,847, consisting of share consideration of 126,467 common shares with a value of $1,159, warrants consideration of 121,535 warrants with net value of $808, and cash of $50,880. The value per share used to calculate the share and warrant consideration was $9.168. This price was the weighted average trading price per share for a ten-day period before the announcement date.

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

5. Other assets

	September 30, 2003	December 31, 2002
Investment in RTI, LLC.	$ 312	$ 403
Advances to Newburgh Industries Ltd.	---	788
Value added tax	1,045	1,218
Development costs - in progress	418	---
Other	91	---
	1,866	2,409
Current portion	206	1,218
	$ 1,660	**$ 1,191**

As a result of changes in circumstances since June 30, 2003, the advances made to Newburgh Industries Ltd. were written off during the third quarter (see note 10).

6. Deferred Charges

For the three and nine months ended September 30, 2003, the Company adjusted the carrying value of its deferred charges by $0.5 million and $2.7 million, respectively. The third quarter charge relates to certain development costs and pre-operating costs (Mexico and Bolivia) where the carrying values were determined to be impaired. These non-cash charges have been charged to amortization expense.

During the second quarter ended June 30, 2003, the Company determined that $2.2 million of deferred charges, relating to development and patent costs associated with EM MWD wireless guidance systems, were impaired. The Company gained access to this technology through its May 15, 2001 acquisition of Northstar Drilling Systems Inc. The circumstances that contributed to this impairment include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts. This non-cash charge has been included with amortization expense.

7. Goodwill

Balance, at December 31, 2002	$77,803
Foreign exchange	(6,392)
Goodwill impairment	(36,049)
Balance, at June 30, 2003	$35,362
Foreign exchange	97
Balance at September 30, 2003	**$35,459**

In conjunction with the requirements under CICA Handbook Section 3062 the Company is required to test its goodwill for impairment on an annual basis. Consistent with current industry-specific valuation methods and recommendations for assessment from the CICA Handbook Section 3062, the Company used a combination of the discounted cash flow model and the market comparable approach to arrive at the fair value of these businesses.

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

Upon completion of this test as at June 30, 2003, the Company determined that the goodwill of certain of its businesses was impaired. These non-cash goodwill impairments were as follows:

Northstar Drilling Systems Inc. (a)	$19,310
Diamond Products International, Inc. (b)	12,700
Ackerman International Corp. (c)	4,039
Total goodwill impairment	**$36,049**

(a) The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts.

(b) The circumstances that contributed to a partial impairment of the goodwill arising from the August 29, 2002 acquisition of Diamond Products International, Inc. relate to a slowdown in US deep water drilling, political unrest in Nigeria and Venezuela and enhanced competition.

(c) The circumstances that contributed to an impairment of the goodwill arising from the July 1, 2000 acquisition of Ackerman International Corp. include a slowdown in the utility industry and a general decline in Ackerman's business activity.

8. Capital stock

	September 30, 2003	December 31, 2002
Issued and Outstanding:		
Common shares	35,500,703	27,530,603
Stock options	858,665	870,829
Share purchase warrants	189,535	189,535

On September 2, 2003, the Company completed a private placement of 7,936,600 common shares at a price of $3.15, resulting in total gross proceeds of $25,000. Expenses of the private placement, net of future income taxes of $514, amounted to $932. Net proceeds to the Company of approximately $23,554 were used to repay $21,500 of the Bridge Loan with the remaining used for working capital purposes (see note 2).

In October 2003, the Company completed a Rights Offering at an exercise price of $3.15 per share, resulting in the issuance of 7,100,141 common shares. The net proceeds of approximately $21.7 million were used to repay $9.5 million of the Bridge Loan, to repay $4 million of the CanFund Bridge Note with the remaining funds used for working capital purposes (see note 2).

In October 2003, the Company granted 2,637,500 stock options to directors and employees at an exercise price of $3.22. These options are exercisable for a period of five years and vest over the next three to four years. The stock options granted to directors (1,250,000) were granted as a result of the cancellation of 1,792,176 stock appreciation rights (see note 13).

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

9. Cumulative Translation Adjustments

Balance, December 31, 2002	$7,257
Net exchange loss for the period	(20,670)
Balance, September 30, 2003	**($13,413)**

The change in cumulative translation adjustments is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries. The exchange rate as at September 30, 2003 was 1.3536 (September 30, 2002 – 1.57850) compared to 1.5769 as at December 31, 2002.

10. Other expenses

Write-off of advances to Newburgh Industries Ltd. (see note 5)	$805
Other	509
	$1,314

As a result of changes in circumstances since June 30, 2003, the advances made to Newburgh Industries Ltd. were written off during the third quarter (see note 5).

11. Income tax expense (recovery)

	For the three months ended September 30,		**For the nine months ended September 30,**	
	2003	**2002** *(restated – see note 15)*	**2003**	**2002** *(restated – see note 15)*
Current	1,050	(867)	1,516	(815)
Future	(3,475)	(531)	(8,100)	(53)
	(2,425)	(1,398)	(6,584)	(868)

12. Segmented Information

During the third quarter of 2003, the Company restructured its organizational and internal reporting structures in a manner that caused the composition of its reportable segments to change. The Company now segments its business activities into three operating segments, Tools, Bits and Fishing. Comparative figures for the three and nine months ended September 30, 2003 have been restated to reflect the change in reportable segments.

The Tools Segment comprises the operations of Black Max Downhole Tools Ltd. (Canadian operations) and Black Max Downhole Tools Inc. (U.S. operations), NBJ Manufacturing Ltd. (manufacturing and machining), NBJ Manufacturas Petroleras (Bolivia) S.A. (manufacturing and machining – Bolivia), Ackerman International Corp., as well as several other businesses worldwide. The Segment designs, manufactures, services and markets downhole drilling motors, EM MWD wireless guidance systems, drilling jars, shock subs, and a number of other downhole tools.

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

The Fishing Segment provides downhole fishing and milling services through NQL's wholly owned subsidiary, CanFish Services Inc.

The Bits Segment designs, manufactures, and markets PDC and Natural Diamond Bits on a worldwide basis, through NQL's wholly owned subsidiary, Diamond Products International, Inc.

For the three months ended September 30, 2003	Tools	Bits	Fishing	Corporate	Consolidated
Revenue	$23,908	$7,157	$5,108	---	$36,173
Divisional (loss) income	($1,622)	$1,203	$867	($2,197)	($1,749)
Total assets	$141,138	$44,035	$25,602	$18,411	$229,186
Goodwill	$3,061	$21,692	$10,706	---	$35,459
Capital expenditures	$924	$26	$117	---	$1,067

For the three months ended September 30, 2002	Tools	Bits	Fishing	Corporate	Consolidated
Revenue	$16,504	$3,564	$3,208	---	$23,276
Divisional (loss) income	($1,053)	$700	($51)	($202)	($606)
Total assets	$190,345	$67,808	$24,952	$13,040	$296,145
Goodwill	$27,032	$40,106	$10,706	---	$77,844
Capital expenditures	$4,159	$54	$192	$17	$4,422

For the nine months ended September 30, 2003	Tools	Bits	Fishing	Corporate	Consolidated
Revenue	$58,537	$21,509	$13,080	----	$93,126
Divisional (loss) income	($5,591)	$2,184	$1,667	($5,628)	$(7,368)
Total assets	$141,138	$44,035	$25,602	$18,411	$229,186
Goodwill	$3,061	$21,692	$10,706	---	$35,459
Capital expenditures	$5,881	$91	$250	$10	$6,232

For the nine months ended September 30, 2002	Tools	Bits	Fishing	Corporate	Consolidated
Revenue	$52,891	$3,564	$9,969	---	$66,424
Divisional income (loss)	$83	$700	$91	($1,237)	($363)
Total assets	$190,345	$67,808	$24,952	$13,040	$296,145
Goodwill	$27,032	$40,106	$10,706	---	$77,844
Capital expenditures	$16,283	$54	$773	$22	$17,132

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

	For the three months ended September 30, 2003	For the three months ended September 30, 2002	For the nine months ended September 30, 2003	For the nine months ended September 30,2002
Revenue				
Canada	$ 9,677	$ 6,625	$26,516	$20,803
United States	16,987	9,017	42,937	25,866
International	9,509	7,634	23,673	19,755
	$36,173	$23,276	$93,126	$66,424
Capital assets				
Canada	$41,672	$41,765	$41,672	$41,765
United States	37,810	47,479	37,810	47,479
International	20,508	24,681	20,508	24,681
	$99,990	$113,925	$99,990	$113,925
Goodwill				
Canada	$13,767	$33,013	$13,767	$33,013
United States	21,692	44,831	21,692	44,831
	$35,459	$77,844	$35,459	$77,844

13. Stock Based Compensation Plans

Pro forma accounting for stock-based compensation

In the third quarter of 2003, the Company issued 200,000 options at an exercise price of $3.10. There have been 275,000 options issued year-to-date at exercise prices of $3.10 and $7.30. If compensation costs for options issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net loss and loss per common share would have been increased to the pro forma amounts indicated below:

	For the three months ended Sept. 30, 2003	For the three months ended Sept. 30, 2002	For the nine months ended Sept. 30, 2003	For the nine months ended Sept. 30,2002
Net loss as reported	$ (4,375)	$ (116)	$ (47,718)	$ (3,347)
Pro forma net loss	$ (4,400)	$ (371)	$ (48,037)	$ (3,977)
Loss per common share as reported (basic)	$ (0.15)	$ 0.00	$ (1.68)	$ (0.14)
Loss per common share as reported (diluted)	$ (0.15)	$ 0.00	$ (1.68)	$ (0.14)
Pro forma loss per common share (basic)	$ (0.15)	$ (0.02)	$ (1.69)	$ (0.17)
Pro forma loss per common share (diluted)	$ (0.15)	$ (0.02)	$ (1.69)	$ (0.17)

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

The fair value of each option grant by the Company was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 3.89% (2002 – 4.17%), an average life of 5 years and an expected volatility of 58.28% (2002 – 51.58%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Stock appreciation rights plan

On June 26, 2003, the Company adopted a Stock Appreciation Rights Plan ("rights"). On this date, the Company issued 1,526,176 rights to its directors and CEO. During the third quarter the Company issued 266,000 rights to new directors, bringing the total rights outstanding at September 30, 2003 to 1,792,176. These rights vested over periods ending June 26, 2005 and September 2, 2005 and were required to be settled in cash. The exercise price of the rights granted was equal to the market price of the Company's stock at the date of granting. Net changes in the value of the rights, measured as the amount by which quoted market price exceeds the exercise price at the measurement date, were recognized as compensation expense over the vesting period of the rights. The cumulative liability as at September 30, 2003 was $Nil as the market value of the rights was less than their exercise price (June 30, 2003 - $142). During the third quarter, a recovery of $142 was credited against general and administrative expenses. This recovery related to a reversal of the expense incurred in the previous quarter due to the market value of the rights being less than their exercise price.

In October 2003, the Stock Appreciation Rights Plan was cancelled and the rights previously issued to directors and the CEO were cancelled and replaced by granting 1,250,000 stock options (see note 8).

14. Contingencies

The Canada Customs and Revenue Agency ("CCRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1996 to 2002. The Company anticipates that this matter will go before Competent Authority, comprised of representatives of the CCRA and the Internal Revenue Service of the United States. During 2003 transfer pricing discussions with CCRA continued. Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in these financial statements. Management now estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $7 million. Management anticipates that any assessment issued by CCRA, would be partially offset by as much as $2.5 million, by credits in other tax jurisdictions. At December 31, 2002, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately $1.2 million. Management will continue to work with its advisors to resolve this issue.

15. Prior Period Adjustments

In the past, the Company translated the financial statements of its subsidiaries from the local currency directly to the Canadian dollar using the current rate method of accounting. However, it was determined that the US dollar better reflects the currency exposure of the operations in Venezuela, Bolivia, Argentina and Mexico, as most of their activities are conducted in US dollars. Therefore, the operations of these subsidiaries are now translated first from the local currency to the functional currency (US currency) using the temporal method of accounting and then from the US dollar to the Canadian dollar using the current rate method.

Foreign exchange on goodwill acquired in the Ackerman International purchase was recalculated to reflect exchange fluctuations which were previously unrecorded.

Upon acquisition of P&T Servicios Petroleros, C.A. and CanFish Services Inc., the future income tax liability related to the fair value allocation to capital assets was not recorded. The fair value allocation upon acquisition of these companies resulted in an increased value of the capital assets over the net book value. Since the acquisition, some of these capital assets had been disposed of and the increase in value on the disposed items had not previously been recorded.

As a result of the aforementioned items, the comparative consolidated financial statements for the three and nine month periods ended September 30, 2002 have been restated and the following financial statement line items have been affected:

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

Consolidated Balance Sheet
September 30, 2002

Inventory:	
As previously reported	$49,341
As restated	$51,906
Capital assets:	
As previously reported	$109,125
As restated	$113,925
Goodwill:	
As previously reported	$74,605
As restated	$77,844
Future income taxes:	
As previously reported	$5,047
As restated	$8,178
Retained earnings:	
As previously reported	$49,111
As restated	$38,439
Cumulative translation adjustments:	
As previously reported	$(11,752)
As restated	$6,393

Consolidated Statements of Operations

	For the three months ended Sept. 30, 2002	For the nine months ended Sept. 30, 2002
Revenue:		
As previously reported	$23,309	$66,424
As restated	$23,276	$66,424
Direct expenses:		
As previously reported	$12,578	$35,834
As restated	$13,064	$36,957
General and administrative:		
As previously reported	$7,134	$19,531
As restated	$7,276	$19,393
Amortization:		
As previously reported	$3,414	$10,115
As restated	$3,542	$10,437
Foreign exchange (gain) loss:		
As previously reported	$(90)	$(3,575)
As restated	$(671)	$595
Future income tax (recovery) expense:		
As previously reported	$(346)	$502
As restated	$(531)	$(53)

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

Net (loss) income:		
As previously reported	$(93)	$1,575
As restated	$(116)	$(3,347)
Earnings (loss) per share - basic:		
As previously reported	$0.00	$0.07
As restated	$0.00	$(0.14)
Earnings (loss) per share - diluted:		
As previously reported	$0.00	$0.07
As restated	$0.00	$(0.14)

Consolidated Statements of Cash Flow

	For the three months ended Sept. 30, 2002	For the nine months ended Sept. 30, 2002
Net change in operating working capital items:		
As previously reported	$990	$1,728
As restated	$1,070	$6,676
Cash (used in) provided by operating activities		
As previously reported	$4,073	$14,028
As restated	$4,073	$13,821

Disclosure Regarding Forward – Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

DIRECTORS AND OFFICERS

R. Tim Swinton[1]
Chairman

Dean Livingstone
President, CEO & Director

Bruce R. Libin [2]
Director

Derek Martin[2]
Director

Glen D. Roane[1]
Director

Thomas R. Bates, Jr.[1]
Director

John Clarkson[2]
Director

Kevin L. Nugent
Vice-President Finance & Chief Financial Officer

Witold Gutter
Vice-President & Secretary

1. Compensation Committee
2. Audit and Corporate Governance Committee

HEAD OFFICE
NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
T9E 7M9
Telephone: (780) 955-8828
Toll Free (800) 700-7942
Fax (780) 955-3309
e-mail: blackmax@nql.com
website:www.nql.com

AUDITORS
Deloitte & Touche LLP
Edmonton, Alberta

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: NQL.A

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
Calgary, Alberta

For further information please contact:

Dean Livingstone, President and CEO

1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
e-mail: dean.livingstone@nql.com

or

Kevin Nugent, Vice-President Finance and Chief Financial Officer

1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
e-mail: : kevin.nugent@nql.com

THE COMPANY

NQL Drilling Tools Inc is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

NQL DRILLING TOOLS INC.

Management's Discussion and Analysis ("MD&A")

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

During the third quarter management determined that a change in the methodology to determine reporting segments was necessary to mirror changes made in the organizational and internal reporting structures of the Company. As a result, the MD&A now focuses on these revised segments.

Third Quarter and Year-to-Date Charges

A comprehensive review of NQL's financial records was conducted during the third quarter with the intended purpose of identifying issues which have arose as a result of: a) changes in circumstances; b) changes in the strategic focus of the Company; or c) the passage of time. As a result of this review, $5.8 million of negative charges were recorded during the third quarter. In addition, to help shareholders understand the cost of the Company's recent financial difficulties, management has identified the additional interest charges and professional fees imposed upon NQL by its lenders. Finally, management recorded the costs associated with the settlement of certain employment contract issues during the third quarter. The following table is a summary of the aforementioned items charged to the third quarter that are explained in more detail below. Within this report, the items below are identified as the "Specific Charges". With the exception of the costs associated with the Company's financial difficulties, and certain other minor amounts, all of the Specific Charges relate to the Company's Tools division.

Slow moving and obsolete inventory	$1.5	
Advances to third party foreign downhole tool company	0.8	
Doubtful international accounts receivable	0.7	
Doubtful accounts receivable in the United States	0.7	
Various deferred costs	0.5	
Various miscellaneous assets	0.3	
Doubtful accounts receivable in Canada	0.1	
Other charges	1.2	
Subtotal	5.8	
Costs associated with the Company's financial difficulties		2.5
Employment contract settlements	0.5	
Total Specific Charges to the Third Quarter	$8.8	

The impact of the Specific Charges on the Company's third quarter and year-to-date financial results is summarized in the table below. Given the number and magnitude of the Specific Charges, management believes the table below will assist shareholders in better understanding the Management's Discussion and Analysis section of this report. Management has also prepared this information for internal use to better understand the cost structure and profitability of its various operations excluding the Specific Charges. The table below is not a substitute for the consolidated financial statements included in this report that have been prepared in accordance with generally accepted accounting principles ("GAAP"). The following table has no standardized meaning under GAAP and may not provide information that is comparable to other companies. Management does not represent that the Specific Charges are non-recurring, infrequent or unusual in nature. There is also no representation that the Specific Charges have not previously been incurred over the past two years or will not be incurred again during the next two years. Differences between the Specific Charges recorded in the third quarter and the total amount for the nine months ended September 30, 2003 primarily relate to write-downs in the carrying value of goodwill and deferred charges recorded in the second

quarter, the settlement of an employment contract in the second quarter, and costs associated with the financial difficulties of the Company incurred during the first half of the year.

For the 3 Months Ended 09/30/03			(Thousands of Canadian Dollars) (except share and per share data) (Unaudited)	Year to Date Ended 09/30/03		
As Reported (1) (a)	Specific Charges (2) (b)	(a) - (b)		As Reported (1) (a)	Specific Charges (2) (b)	(a) - (b)
$ 36,173	$ 145	$ 36,318	Revenue	$ 93,126	$ 145	$ 93,271
20,951	(1,748)	19,203	Direct expenses	52,624	(1,748)	50,876
15,222	1,893	17,115	Gross margin	40,502	1,893	42,395
12,402	(3,343)	9,059	G&A	33,555	(5,179)	28,376
2,820	5,236	8,056	EBITDA (3)	6,947	7,072	14,019
4,569	(774)	3,795	Amortization	14,315	(2,974)	11,341
(1,749)	6,010	4,261	Divisional (loss) income	(7,368)	10,046	2,678
3,042	(1,728)	1,314	Interest	7,889	(2,844)	5,045
1,314	(1,028)	286	Other expenses	1,314	(1,028)	286
695	-	695	Foreign exchange loss	1,682	-	1,682
-	-	-	Goodwill impairment	36,049	(36,049)	-
5,051	(2,756)	2,295		46,934	(39,921)	7,013
(6,800)	8,766	1,966	Income (loss) before income taxes	(54,302)	49,967	(4,335)
(2,425)	2,935	510	Income tax (recovery) expense	(6,584)	4,944	(1,640)
$ (4,375)	$ 5,831	$ 1,456	Net (loss) income	$ (47,718)	$ 45,023	$ (2,695)
$ (0.15)	$ 0.20	$ 0.05	(Loss) earnings per share - (basic)	$ (1.68)	$ 1.59	$ (0.09)
29,975,351	29,975,351	29,975,351	Weighted average common shares outstanding	28,366,333	28,366,333	28,366,333

(1) as reported and in accordance with GAAP
(2) as shown above and described more fully in the accompaning MD&A
(3) earnings before interest, income taxes, amortization, other expenses, foreign exchange loss and goodwill impairment. The Company considers EBITDA to be a useful financial measure of the Company's cash flows. EBITDA is also a financial measure commonly used by the financial community.

Revenue

Revenue increased 55 percent during the third quarter of 2003 when compared to the same period in 2002 primarily as a result of motor sales into Vietnam ($2.8 million), EM sales in the United States ($2.8 million), a full quarter of revenue from DPI as opposed to only one month in the prior year and improved performance from the Company's Fishing division. In addition to the third quarter motor and EM sales referenced above, nine-month revenue increased year-over-year mainly due to the DPI acquisition, and stronger activity levels in the Company's Fishing division.

Direct Expenses

Direct expenses during the three months ended September 30, 2003 increased $7.9 million when compared to the same period in 2002 for a variety of reasons including higher revenue and $1.7 million in third quarter Specific Charges. These charges primarily relate to $1.5 million in inventory valuation and obsolescence allowances booked during the quarter in conjunction with a comprehensive asset review conducted by management. Overall gross margins for the third quarter were 42 percent in 2003 compared to 44 percent in

2002 however, excluding the impact of the $1.7 million in Specific Charges recorded in 2003, margins improved to 47 percent. The increase in margin is primarily related to a higher overall proportion of Bits division revenue that attracts a higher margin and the downhole motor and EM sales in the quarter that also attracted higher margins. In addition, general improvements in market conditions and higher revenue spread over a fixed cost base also contributed to the higher margins.

Direct expenses as a percentage of revenue remained relatively constant at 57 percent and 56 percent for the comparable nine-month periods ended September 30, 2003 and 2002 respectively. The increase in total direct costs during 2003 is primarily due to higher overall revenue levels.

General and Administrative Expenses

General and administrative expenses for the third quarter of 2003 increased $5.1 million relative to the same period in 2002. This increase is in large part the result of $3.3 million in Specific Charges incurred in the third quarter of 2003 that includes $1.5 million in bad debt provisions. The recording of bad debt provisions was necessitated by changing circumstances related to a large sale of milling equipment into Nigeria, the anticipated impact on certain of the Company's customers in Venezuela due to the current economic crisis in that country, and provisions required on certain amounts due from higher risk customers in the United States. The Company has taken steps to strengthen its credit policies to help prevent this situation from arising in the future. In addition to the bad debt provisions, the Company incurred $0.8 million in consulting and professional fees related to complying with the forbearance agreement negotiated with the Company's lenders and $0.5 million of costs associated with settling certain employment contracts during the quarter.

After accounting for the impact of the Specific Charges described above, third quarter 2003 general and administrative costs increased when compared to 2002 due to a full quarter of costs from the addition of DPI and higher costs in the Fishing division related to higher activity levels and the establishment of fishing operations in the United States.

For the nine month period, general and administrative costs were $14.2 million higher in 2003 than 2002 as a result of the $3.3 million of third quarter Specific Charges described above as well as a further $1.8 million in charges incurred during the second quarter of 2003. The second quarter amounts arose from additional costs related to the Company's financial difficulties, and the settlement of an employment contract. The inclusion of DPI for the full nine-month period added a further $7.0 million in costs to 2003 when compared to the same period in 2002. The remaining increase is due to a variety of factors including higher costs in the Fishing division related to higher activity levels and the establishment of fishing operations in the United States.

Amortization

Amortization expenses for the quarterly period ended September 30, 2003 were $1.0 million higher than the comparable period in 2002 primarily due to $0.8 million in third quarter Specific Charges. The largest of these charges related to $0.5 million in costs from the write-off of various deferred charges which management reevaluated during the third quarter and has determined there has been impairment in value. As related to the nine month periods, amortization increased $3.9 million as a result of $0.8 million in Specific Charges booked in the third quarter as well as $2.2 million recorded in the second quarter to reflect an impairment in certain deferred costs associated with the Company's EM guidance system. Both the three and nine month periods in 2003 were marginally impacted by the DPI acquisition.

Interest Expense

Interest expense increased $1.5 million from the third quarter of 2002 to 2003. Included in the third quarter 2003 results is $1.7 million of additional fees and interest paid to the Company's lenders as a result of the financial difficulties of the Company. Excluding the impact of the Specific Charges associated with the Company's financial difficulties, interest expense declined year-over-year for the third quarter due to interest paid in 2002 associated with tax filings in the United States for which there is no corresponding amount in 2003. This was partially offset by increased interest expense associated with higher average debt balances in 2003 versus 2002.

For the nine months ended September 30, 2003, interest expenses included $2.8 million of extra fees and interest associated with the Company's financial difficulties. Excluding these impacts, interest expense increased $1.8 million when compared to 2002 and is primarily related to higher average debt levels associated with the purchase of DPI in 2002.

Other Expenses

During the third quarter, NQL recorded $1.3 million in other expenses, the largest component of which related to a $0.8 million write down in advances to a third party foreign entity. These advances had been made in connection with the development of a specialized downhole tool, in exchange for which NQL was to receive a 20 percent ownership interest in the Company. During the third quarter, management determined that changing circumstances related to the ownership of the foreign company and NQL's unwillingness to continue financing the development of the tool resulted in a permanent impairment in the value of these advances. As a result, management determined a write-off of the full amount of these advances was necessary.

Goodwill Impairment

In conjunction with the requirements under CICA Handbook Section 3062, the Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test, the Company determined that a non-cash provision of $36.0 million of goodwill, relating to certain of its businesses, was required that was recorded during the second quarter of 2003. These businesses include Northstar Drilling Systems Inc. ($19.3 million), Diamond Products International, Inc. ($12.7 million) and Ackerman International Corp. ($4.0 million).

The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts.

The circumstances that contributed to a partial impairment of the goodwill arising from the August 29, 2002 acquisition of Diamond Products International, Inc. relate to a slowdown in US deep water drilling, political unrest in Nigeria and Venezuela and enhanced competition.

The circumstances that contributed to an impairment of the goodwill arising from the July 1, 2000 acquisition of Ackerman International Corp. include a slowdown in the utility industry and a general decline in Ackerman's business activity.

Net Income

Overall, the Company posted a net loss of $4.4 million ($0.15/share) during the third quarter of 2003 compared to effectively a break-even quarter in 2002. The primary reason for the loss was the Specific Charges posted during the third quarter as described above. Excluding the impact of these Specific Charges, the Company recorded positive third quarter net income of $1.5 million ($0.05/share). This increase is primarily due to the stronger revenue levels posted in 2003 versus 2002.

For the nine-month period ended September 30, 2003, the Company posted a net loss of $47.7 million ($1.68/share). This loss was primarily driven by $50.0 million in Specific Charges (pre-tax), the largest of which related to goodwill impairment of $36.0 million. After excluding the impacts of these Specific Charges, the Company recorded a net loss of $2.7 million ($0.09/share) that compares favorably to the same period in 2002 during which the Company posted a net loss of $3.3 million ($0.14/share). This positive variance is primarily related to stronger revenue levels in 2003 versus 2002.

The recapitalization of NQL has introduced a significant increase in the number of common shares issued and outstanding which will have an impact on future per share amounts.

Restatement of Comparative Figures

The Consolidated Balance Sheet as at September 30, 2002 and the Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the three months and nine months ended September 30, 2002 have been restated to reflect changes in the areas of foreign currency translation and future income taxes.

Liquidity and Capital Resources

As a result of the financial difficulties of the Company, management took several steps during the third quarter to improve the overall financial position of the Company. These steps include the closing of a $10.0 million liquidity loan with a shareholder of the Company and a private placement issuance of 7.9 million common shares for gross proceeds of $25 million ($23.6 million after costs). Subsequent to the end of the quarter, the Company closed a rights offering for 7.1 million common shares and a further $22.4 million in gross proceeds ($21.7 million after costs). The proceeds of the rights offering were utilized to repay $9.5 million of the Company's bridge loan, $4 million of the $10 million term liquidity loan described above, with the remainder retained for a temporary reduction in the Company's operating line of credit which can be later redrawn for general working capital purposes.

Had the closing of the rights offering occurred on September 30, 2003, the following represents a pro forma analysis of the Company's debt:

	September 30, 2003 as reported	Impact of Closing Rights Offering	Pro forma as at September 30, 2003
Bank Indebtedness	$29,198	($8,200)	$20,998
Bridge Loan	13,100	(9,500)	3,600
Long-term debt	28,739	(4,000)	24,739
Total	$71,037	($21,700)	$49,337
Working Capital (Deficit)/Surplus	($9,064)	$21,700	$12,636

As a result of restructuring the Company, management believes that NQL's financial position has been stabilized. At this time, discussions are currently ongoing to replace NQL's existing lenders and provide for debt facilities that are consistent with the future plans of the Company. Although these discussions are going well, there is no guarantee of a satisfactory conclusion. Management is currently working towards a goal of December 31, 2003 to put these new lending arrangements in place.

In connection with a forbearance agreement with the Company's existing lenders, NQL's loan facilities have been extended until June 30, 2004. During the forbearance period, the Company is required to maintain certain financial and other conditions. As related to the financial conditions, the lenders have granted a holiday on the testing of these conditions until December 31, 2003. At this time it is uncertain as to whether the Company will be in compliance with those financial conditions after December 31, 2003. As previously mentioned, it is the intention of the Company to replace the existing lenders prior to this time.

In conjunction with the financial restructuring of the Company, the Board of Directors undertook a review of the compensation arrangements between the Company and its management group. As a result of this review, the Board determined that changes were required to the Company's compensation systems to more closely link the interests of management with those of NQL's shareholders. To that end, the Company is in the process of changing its compensation systems from a revenue oriented reward system to a profit oriented system. As a part of this review, in early October the Board authorized and issued 2,637,500 stock options to directors, officers and employees of the Company at a strike price of $3.22. Of these amounts, certain options were granted to the Board of Directors in exchange for their agreement to cancel stock appreciation rights previously granted to the Board in connection with the appointment of several new Board members.

At September 30, 2003, the Company had a working capital deficiency of $9.1 million compared to working capital deficiencies of $29.4 million at June 30, 2003 and $17.4 million at December 31, 2002. The reduction in the deficiency during the third quarter is primarily the result of closing the $25.0 million private placement transaction in September. At September 30, 2003, the Company had total operating lines of credit with its Canadian lenders of $29.5 million (maximum facility of $30.0 million) based upon borrowing base calculations on that date. In addition, the Company also had total operating lines at US banks of US$3.4 million and an operating line at a Dutch bank for a maximum of 0.3 million Euros. At September 30, 2003, the Company had drawn $29.2 million on these operating lines of credit. As a result of closing the rights offering in mid-October, the Company was able to apply approximately $8 million of net proceeds against its operating line of credit in Canada as a temporary reduction.

At this time the Company has sufficient availability in its operating lines of credits to meet ongoing obligations however, the availability of these lines is subject to the Company remaining in compliance with the terms of its existing indebtedness.

Contingencies

The Canada Customs and Revenue Agency ("CCRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1996 to 2002. Shortly after the end of the third quarter, and in compliance with requests made by the CCRA, NQL filed extensive documents in support of its transfer pricing methodologies. The Company anticipates this matter will go before Competent Authority, comprised of representatives of the CCRA and the Internal Revenue Service ("IRS") of the United States. Management intends to vigorously defend its position.

Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in these financial statements. Management estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $7 million. Management anticipates that any assessment issued by CCRA, would be partially offset by as much as $2.5 million, by credits in other tax jurisdictions. At December 31, 2002, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately $1.2 million.

Outlook

With the financing steps taken and being taken, the Company believes it has stabilized its financial position allowing management to turn its attention to the operation of the business.

Looking ahead to 2004, Management believes the Company will benefit from robust industry activity in Canada, the continental United States and in many international locations. NQL's Fishing division anticipates continuing to operate at elevated levels during the remainder of 2003 and into 2004. Management is currently addressing competitive pressures related to the products and services offered by the Bits and Tools divisions to ensure these businesses are well positioned to capitalize on the positive industry environment expected in 2004. In addition, management believes that a significant opportunity exists for NQL to improve its bottom line performance through a more integrated sales effort between the Tools and Bits divisions and a general reduction in costs. Management has already begun the process of implementing these changes.

The Board and management would like to take this opportunity to thank our employees, suppliers and customers for their support while the Company worked through its financial difficulties.

Non-GAAP Measures

In this quarterly report, we have included measures of earnings before goodwill impairment and other charges of an infrequent nature as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2003 compared to the prior year. We believe that conventional measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, including EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities A

Exemption # 82-2052 **Rule 12g3-2(b)**. Securities Exchange Act of 1934 NQL Drilling Tools Inc.

MATERIAL CHANGE REPORT

ITEM I. **Reporting Issuer:**

NQL Drilling Tools Inc. ("**NQL**")
1507 - 4th Street
Nisku, Alberta
T9E 7M9

ITEM II. **Date of Material Change:**

January 27, 2004 and January 30, 2004

ITEM III. **Press Release**
The Issuer distributed press releases on January 27, 2004 and January 30, 2004

ITEM IV. **Summary of Material Change:**

On January 27, 2004, NQL Drilling Tools Inc. has agreed to the sale of the assets of its wholly owned subsidiary, Ackerman International Corp.

On January 30, 2004, NQL Drilling Tools completed a $55 million (Canadian equivalent) debt refinancing with HSBC Bank Canada and HSBC Bank USA.

ITEM V. **Full Description of Material Change:**

On January 27, 2004, NQL Drilling Tools Inc. entered into an agreement to sell the assets of its wholly owned subsidiary, Ackerman International Corp., effective December 31, 2003 for cash proceeds of US$1,425,000. Through Ackerman, NQL had been involved in the marketing and distribution of new and used drilling equipment. NQL has determined that the Ackerman operations are no longer core to the Company. NQL expects to record a pre-tax loss of approximately US$2.9 million in its fourth quarter 2003 financial records as a result of this transaction.

On January 30, 2004, NQL Drilling Tools Inc. completed its previously announced $55 million (Canadian equivalent) debt refinancing with HSBC Bank Canada and HSBC Bank USA. Utilizing the proceeds of its new HSBC facility, the Company has retired approximately $40 million of pre-existing senior indebtedness and a $6 million short-term liquidity note with CanFund VE Investors II, L.P. The remaining $9 million of the facility is available for general corporate purposes. The Company expects to realize significant interest and administrative cost savings related to this initiative.

ITEM VI. **Confidentiality:**

This filing is not being made on a confidential basis.

ITEM VII. **Omitted Information:**

None.

ITEM VIII. **Senior Officer:**

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Kevin Nugent, Senior Vice President, Finance, Chief Financial Officer and Corporate Secretary at:

Telephone: (780) 955-8828.

ITEM IX. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at Nisku, Alberta, this 4th day of February, 2004.

NQL DRILLING TOOLS INC.

By: *"Kevin Nugent"*
Name: Kevin Nugent